   CEDAR COAL COMPANY
CENTRAL APPALACHIAN COAL COMPANY
SOUTHERN APPALACHIAN COAL COMPANY
(COLLECTIVELY, THE COAL SUBSIDIARIES)
ANNUAL REPORT PER REQUIREMENTS OF HOLDING COMPANY ACT
RELEASE NO. 24429 FILE NO. 70-7414
BY MONTH, FOR THE YEAR ENDED DECEMBER 31, 2003

THE COAL SUBSIDIARIES STATEMENT OF DECLARATION AND PAYMENT OF DIVIDENDS OUT OF PAID-IN CAPITAL SURPLUS BY MONTH, FOR THE YEAR ENDED DECEMBER 31, 2003 (IN THOUSANDS)

Month Dividends Declared and Paid	Cedar Coal Company	Central Appalachian Coal Company	Southern Appalachian Coal Company	Total Coal Subsidiaries
January	$-	$-	$-	$-
February	-	-	-	-
March	-	-	-	-
April	-	-	-	-
May	-	-	-	-
June	-	-	-	-
July	-	-	-	-
August	-	-	-	-
September	-	-	-	-
October	-	-	-	-
November	-	-	-	-
December	-	-	-	-

Total Current Year	$-	$-	$-	$-

Cumulative Amount*	$20,956	$5,847	$18,193	$44,996

Note: In 1987, the Securities and Exchange Commission authorized each of these Coal Subsidiaries to declare and pay dividends periodically to its parent out of paid-in capital until the amount of dividends in aggregate equaled $58.4 million, the aggregate paid-in capital of the companies as of April 30, 1987.

*Amount of dividends declared and paid to its parent out of paid- in capital since April 30, 1987.